

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

<u>Via U.S. Mail</u>
Olga Chernetckaia
President and Chief Executive Officer
Azure Holding Group Corp.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

> **Re: Azure Holding Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 28, 2012**
> **File No. 333-184480**

Dear Ms. Chernetckaia:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 in our letter dated November 13, 2012 and reissue this comment. We also reissue comments 14, 15, and 24 in our letter dated November 13, 2012. We note your statements regarding management's background and the time spent formulating your business plan. However, we continue to believe that your operations to date constitute nominal operations and note that in light of the vehicle sale that you reference on page 5 of the prospectus, your assets appear to consist solely of cash. With respect to the nominal nature of your operations, we note that your prospectus indicates that you have not yet begun to market your services or the products that you intend to sell, that you do not have an ownership or leasehold interest in any property, that you do not plan to hold or secure inventory, that it is unclear how you plan to secure prospective purchasers without holding inventory, and that you do not appear to have an office or place of business other than that provided by your transfer agent. Accordingly, please revise your prospectus to comply with comments 2, 14, 15, and 24 from our letter dated November 13, 2012.

Prospectus Summary, page 5

2. We note your disclosure under this heading and on pages 17, 18 and 21 regarding your first and only used car purchase for $7,800 on August 22, 2012 and the subsequent sale of this car on November 21, 2012, wherein you realized "revenue" in the amount of $1,100. Please revise your disclosure to clarify whether the $1,100 represents the price at which the car was sold and the amount to be recorded as revenue in the financial statements or whether the $1,100 represents gross profit from the sale transaction. If $1,100 represents the amount of revenue to be recorded in the financial statements, please further revise your disclosure to quantify the loss you incurred on this transaction.

Risk Factors Related to Our Business and Industry, page 6

If we do not obtain additional financing . . . ., page 7

3. We note your response to comment 9 in our letter dated November 13, 2012. As previously requested, please briefly describe in this risk factor the risks associated with your proposed efforts to obtain additional funds and the risks associated with obtaining additional financing through loans or other debt instruments. For example, discuss any risks associated with the fact that management's time may be spent trying to secure additional financing, taking away time that management could otherwise spend on your operations, and the risks associated with the issuance of loans or debt instruments, including potential principal and interest repayment obligations.

Description of Business, page 17

Overview, page 17

4. We note your response to comment 17 in our letter dated November 13, 2012. Please disclose whether the first 5 sentences in the second paragraph of this section are based upon management's belief, industry data, reports or articles, or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for such belief. To the extent that any of these statements are based upon third-party sources, please provide copies, including any English translations thereto, to us, appropriately marked to highlight the sections relied upon. If you do not have appropriate support for any of these statements, please delete such statement(s).

5. Please reconcile your disclosure with the content of the sources to which you cite. In this regard, we note that the source you have provided as source (2) suggests that Russian car owners would prefer to buy new, rather than used, cars. Please revise to reconcile the information in source (2) with your statement that "Russian car owners prefer to buy used cars rather than new cars."

6. Please revise the second paragraph of this section to attribute the annotated statements to the sources to which you cite and remove the specific citations, including the URLs, to these statements, as they are extraneous to your prospectus. Please also provide us with an English translation of the source annotated as (1) immediately below the second paragraph of this section.

7. Please revise the second paragraph to discuss the extent to which any increase in the sale of used cars in Russia is attributable to increased sales of cars manufactured in Russia, Japan, or the United States. If you do not have access to this information, please revise to state explicitly that you do not know whether any increase in the sale of used cars in Russia is attributable to the increased sale of U.S.-made vehicles in Russia.

Description of Property, page 19

8. We note your response to comment 22 in our letter dated November 13, 2012. In light of the revisions to your disclosure that you do not plan to hold any inventory of cars in the United States or Russia, please revise your Business and Management's Discussion and Analysis sections to describe the way(s) in which you plan to market your business and sell used cars in Russia without first purchasing and holding cars in inventory. If you plan to secure commitments for cars from purchasers prior to the purchase of any cars, please state this fact and describe the way(s) in which you plan to market and price your services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robyn Manual, Staff Accountant, at (202) 551-3823, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director